Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

November 7, 2007

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Hambrecht Asia Acquisition Corp. Registration Statement on Form F-1 Filed September 18, 2007 File No. 333-146147

Dear Mr. Reynolds:

On behalf of our client, Hambrecht Asia Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (No. 333-146147) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 1 and all exhibits filed therewith.

Amendment No. 1 responds to the comments set forth in the Staff letter dated October 18, 2007 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

Los Angeles   New York   Chicago   Nashville www.loeb.com

A limited liability partnership including professional corporations

John Reynolds, Assistant Director November 7, 2007 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General Comments

1.
Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriters has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

Prior to the effectiveness of the Registration Statement, we will inform the Staff whether FINRA has cleared the compensation to be received by the underwriters.

2.
Prior to effectiveness of this registration statement, please confirm with the staff that you resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

Prior to the effectiveness of the Registration Statement, we will confirm with the Staff that we have cleared any outstanding state regulatory agency comments and that we have received clearance from all states where we have applied to have the units registered for sale.

3.
We note that you intend to focus on consummating a business combination with a company in the People’s Republic of China (“China” or “PRC”) in any industry you choose, and you are not limited to any particular industry or type of business. Please clarify if you are restricted from considering businesses outside the PRC. If you are allowed to consider a business opportunity outside the PRC, please disclose the factors the company would use to choose an alternate country. Does this criterion differ from those used to evaluate PRC businesses? If so, please explain.

The disclosure on the cover page and on pages 1 and 55 of the Registration Statement has been revised to clarify that any target business must have its primary operations in the PRC.

4.
Please tell us the factors you considered in determining to value this offering at $32,000,000 ($36,800,000 if the underwriters’ over-allotment option is exercised in full). You list general factors on page 15. Please focus on the specific factors that led you to this value. Please also tell us the factors you considered when determining that you might need $30,400,000 ($34,960,000 if the underwriters’ over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement.

John Reynolds, Assistant Director November 7, 2007 Page 3

The disclosure on page 16 of the Registration Statement has been revised in accordance with the Staff’s comments.

5.
Please confirm that the purchasers in the private placement of the warrants are using their own funds to purchase their securities. Also revise to indicate, throughout the prospectus, the amount of beneficial ownership in AEX Enterprises Limited by Elizabeth Hambrecht and William Hambrecht.

The disclosure on pages 2 and 6 of the Registration Statement has been revised to specify that AEX Enterprises Limited will use its own funds in connection with the purchase of the private placement warrants and the disclosure on the cover page of the prospectus and pages 2, 30, 33, 87, 95, F-11 and II-1 of the Registration Statement has been revised in accordance with the Staff’s comments to specify the beneficial ownership of Elizabeth Hambrecht and William Hambrecht in AEX Enterprises Limited.

6.
Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. Also revise to clarify the potential effects of a down payment or lockup provision on the company’s ability to conduct its search for an operating business.

The disclosure on page 56 of the Registration Statement has been revised to indicate that the Company’s working capital could be used to make a down payment or fund a lock-up in connection with a proposed business combination and the potential negative effects of such a down payment.

7.
We note that the company may acquire businesses “through contractual arrangements.” Please provide greater detail in the business section to explain this structure and address how these contractual arrangements would be structured to shift the economic benefits and risks to the company. Also clarify the effects of using contractual arrangements for an acquisition. Would the company be subject to the regulations promulgated by the various Chinese governmental agencies governing the approval process by which a Chinese company may participate in an acquisition of its assets? Would the company be required under Chinese law to make applications to the various Chinese agencies?

John Reynolds, Assistant Director November 7, 2007 Page 4

The disclosure on pages 63 to 64 of the Registration Statement has been revised in accordance with the Staff’s comments.

Cover page

8.
We note your reference on the cover page and elsewhere to acquiring control through a re-organization. In an appropriate section, please revise to further discuss this and the unique risks associated with acquiring a company in this manner.

The reference to acquiring control through a reorganization has been deleted. Although the Company could engage in a reorganization in connection with a business combination, a reorganization is not a method by which the Company will acquire an operating business.

Summary, page 1

9.	Please describe the role of AEX Enterprises Limited (“AEX”) has with the company and this offering in greater detail.

The disclosure on pages 2 and 6 of the Registration Statement has been revised to indicate that AEX Enterprises Limited has no role with the Company or in this offering other than purchasing the private placement warrants.

10.	Please clearly identify all founders or promoters in the summary section.

The disclosure on page 1 of the Registration Statement has been revised in accordance with the Staff’s comment.

11.	Please identify the source of your economic statistics, including the specific report(s), author(s), and date(s) of publication.

The disclosure on pages 1 and 58 of the Registration Statement has been revised to identify the source of the economic statistics.

Private Placement, page 2

12.
Please tell us how you plan to value and account for the private placement warrants that will be sold to your affiliate, AEX. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

John Reynolds, Assistant Director November 7, 2007 Page 5

The disclosure on page 55 of the Registration Statement has been revised in accordance with the Staff’s comments. The Company determined, based on a review of the trading price of the public warrants of other blank check companies similar to the Company, that the purchase price of $1.00 per private placement warrant would be not less than the approximate fair value of such warrants on the date of issuance. This belief is based upon the closing price of the public warrants for 21 blank check companies similar to ours with equivalent $8.00 unit prices and $6.00 or less warrant exercise prices, which had an average closing price for their warrants of less than $0.90 on the 1st day and on the 30th day after separate trading of the warrants was initiated.

The Offering, page 3

13.
The Summary and Offering sections do not mention the underwriters’ option to purchase up to 280,000 units for $10 per unit, as described on page 95. Please briefly disclose the details of this transaction in the summary section.

Disclosure relating to the unit purchase option has been added to pages 2 and 17 of the Registration Statement.

14.
Please state whether the underwriters have the right to consent before the company can exercise its redemption right and, if so, discuss in an appropriate section any conflicts of interests that result from such rights.

The disclosure on pages 5 and 91 of the Registration Statement has been revised to provide that the Company may elect to redeem the warrants without the consent of the underwriters.

15.
Please identify the “founders or their permitted transferees” on page 5, as it relates to the private placement warrants and who they may be transferred to. Similarly, please clarify the term “associated with such persons” on page five. Does this mean affiliates, or does this term encompass a broader set of potential transferees? Please identify all associated persons that the private placement warrants may be transferred to. Finally, revise to clarify the “certain limited circumstances” in which AEX Enterprises Limited will be permitted to transfer its private placement warrants.

The disclosure on pages 6, 18, 87 and 92 of the Registration Statement has been revised in accordance with the Staff’s comments.

John Reynolds, Assistant Director November 7, 2007 Page 6

Summary Financial Data, page 17

16.
We note that the working capital balance prior to the proposed offering is inconsistent with the financial statements, which reflects negative working capital. Please revise your disclosure accordingly.

The disclosure on page 21 of the Registration Statement has been revised in accordance with the Staff’s comments.

Shareholders must approve our initial business combination, page 8

17.
In the appropriate section in the summary and in the Articles of Association section on page 66, please identify any and all provisions of your offering (and articles of association) which you believe to be obligations to your shareholders and clearly state the vote required for modifying such provisions. Clearly indicate how the founders will vote in any proposal to modify those provisions. Also, indicate whether the company views the business combination procedures in your articles as obligations to investors, and whether the officers, directors and founders will take any action to waive or amend any of the procedures. Finally, address whether any such restrictions on amendment to the articles of association are enforceable under Cayman Islands law.

The disclosure on pages 18 to 20 and 72 to 73 has been revised in accordance with the Staff’s comments.

Risk Factors, page 19

18.	Please revise risk factor 4 to clearly address the risks presented from the reduction or elimination of the protections to the shareholders from the noted requirements and restrictions.

The disclosure on page 25 of the Registration Statement has been revised in accordance with the Staff’s comments.

19.	Please revise risk factor 10 to address the larger amount of funds that may be returned with approximately 30% of the public shareholders exercising their redemption rights.

The disclosure on page 26 of the Registration Statement has been revised in accordance with the Staff’s comments.

20.	Please revise risk factor 15 to clearly address the risk to investors.

The disclosure on page 28 of the Registration Statement has been revised in accordance with the Staff’s comments.

John Reynolds, Assistant Director November 7, 2007 Page 7

21.
Page 27 of the prospectus states that all of your directors may not be considered independent under the policies of the North American Securities Administrators Association, Inc. Page 64 of the prospectus refers to the “board of directors, a majority of which are independent directors.” Page 77 also makes reference to independent directors. Please reconcile these statements.

The disclosure on page 85 of the Registration Statement has been revised to delete the reference to independent directors.

22.	Please revise risk factor 28 to indicate the number of shares and the nominal paid by the founders for their shares.

The disclosure on page 33 of the Registration Statement has been revised in accordance with the Staff’s comments.

23.
We note your disclosures regarding the warrants on page 29. Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser may pay the full unit purchase price solely for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

The disclosure on page 34 of the Registration Statement has been revised to indicate that if the warrants could not be sold there would be a risk that a purchaser may pay the full unit purchase price for only the shares underlying the unit.

24.
In addition to your discussion of “similarly structured” companies on page 30, please list the figures for blank check companies with a focus on the PRC. Please also list the number of blank check companies that have a focus on the PRC that have consummated a business combination and the number that have entered into definitive agreements.

The disclosure on page 35 of the Registration Statement has been revised in accordance with the Staff’s comments.

25.
Please revise risk factor 34 to also address the number of blank check companies that have filed registration statements that have not gone effective and the amount of funds sought by those blank check companies.

We do not believe it is appropriate to disclose the number of blank check companies that have filed registration statements and that have not yet gone effective. Even though a registration statement has been filed, it does not necessarily indicate that the registration statement will be declared effective. In addition, there may be registration statements that were filed but are no longer being pursued for which withdrawals have not yet been filed.

John Reynolds, Assistant Director November 7, 2007 Page 8

Use of Proceeds, page 44

26.
We note your statement that Robert Eu provided the company with a line of credit to pay the expenses of the offering and the advances will be paid 15 days following the consummation of the offering. Please indicate in working capital section of your use of proceeds table the payment of the advances under the credit line.

The disclosure on page 48 of the Registration Statement has been revised to indicate that the advances made by Mr. Eu will be paid out of the proceeds of the offering and will not reduce the Company’s working capital.

27.
We note you indicate that the officers and directors will receive reimbursement for out-of-pocket expenses incurred in connection with identifying potential target businesses and performing due diligence on suitable business combinations. Revise to clarify whether there is any limit on the amount of reimbursement for out-of-pocket expenses.

The disclosure on pages 50 and 82 of the Registration Statement has been revised to provide that there is no limit on the amount of reimbursable expenses that may be incurred.

Dilution, page 48

28.
We note that your disclosure in the second paragraph regarding the increase in net tangible book value of $5.63 to your founders is inconsistent with your tabular disclosure. Please revise your disclosure accordingly.

The disclosure on page 52 of the Registration Statement has been revised to make the textual and tabular disclosure consistent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

29.
We note the statement at the top of page 52, “[w]e will use substantially all of the net proceeds of this offering to acquire one or more target businesses, including identifying and evaluating prospective target businesses, selecting one or more target businesses, and structuring, negotiating and consummating the business combination.” Please clarify that these expenses will be paid from the proceeds not held in trust. Please explain these expenses in more detail.

John Reynolds, Assistant Director November 7, 2007 Page 9

The disclosure on page 56 has been revised to clarify that these expenses would be paid from proceeds not held in trust, provided that in the event that expenses exceeded available amounts outside of trust, such amounts could be accrued and paid out of the funds that were held in trust post business combination, assuming a business combination was consummated.

Proposed Business, page 53

30.	Please provide a reasonable basis for the following statements found on page 53:
•	“favorable labor rates and efficient, low-cost manufacturing capabilities;”
•
“the fact that China’s public equity markets are not as well developed and active as the equity markets within the United States and are characterized by companies with relatively small market capitalizations and low trading volumes, thereby causing Chinese companies to attempt to be listed on the United States equity markets.”

The disclosure on page 58 has been revised in accordance with the Staff’s comments.

31.
On page 54, the company’s structure is described as being attractive to certain private businesses that want to merge with an already public company to avoid the uncertainties associated with undertaking its own public offering. Please reconcile this statement with difficulties outlined on page 71 and balance your disclosure appropriately.

The disclosure on page 60 of the Registration Statement has been revised in accordance with the Staff’s comments.

32.
In the second paragraph of the section “Sources of Target Businesses,” the company stated it may use third party finders and pay a finder’s fee to locate potential businesses. Please disclose the factors the company would use to determine whether to use a finder and pay a finder’s fee.

The disclosure on page 61 of the Registration Statement has been revised in accordance with the Staff’s comments.

33.
In the second paragraph of the section “Sources of target businesses,” we note the disclosure that third parities may inform you of potential target businesses either when you engage such entities or such entities approach you on an unsolicited basis. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search.

John Reynolds, Assistant Director November 7, 2007 Page 10

The disclosure on page 61 of the Registration Statement has been revised in accordance with the Staff’s comments.

Redemption rights for shareholders voting to reject the extended period or our initial business combination, page 62

34.	Please revise to discuss in detail the steps required to be taken by the public shareholders to redeem their shares for the pro rata share of the trust account.

The disclosure on page 69 of the Registration Statement has been revised in accordance with the Staff’s comments.

Management, page 72

35.
If you voluntarily disclose business experience of management beyond five years, provide a complete discussion. Please include all dates of management’s association or employment with the listed firms and companies.

The disclosure on pages 79 to 81 of the Registration Statement has been revised in accordance with the Staff’s comments.

36.
In the table on page 74, please clearly disclose how WRH+Co and the noted executives were involved in each noted transactions. Also disclose after the table whether Messrs. Eu, Cannon and Ting had any roles in finding the targets and completing the noted blank check transactions.

The disclosure on page 81 of the Registration Statement has been revised in accordance with the Staff’s comments.

37.
Under “Conflicts of Interest,” page 75, the first bullet point indicates that “[a]ll of our officers and directors are currently performing services for other blank check companies,” but that none of them are rendering assistance “in connection with a business combination.” Please disclose the nature of the services that they are currently performing and identify the blank check companies.

The disclosure on page 82 of the Registration Statement has been revised to describe the nature of the services that the Company’s officers and directors provide to other blank check companies. The table on page 81 of the Registration Statement has been revised to include information relating to the blank check companies for which the Company’s officers and directors provide services through WR Hambrecht.

John Reynolds, Assistant Director November 7, 2007 Page 11

38.
We note in the first bullet point on page 75 that none of the officers or directors are currently engaged by other blank check companies to assist in connection with a business combination. Please disclose whether the officers and directors are nevertheless free to render assistance to other blank check companies in connection with a business combination, particularly entities with a focus on the PRC.

The disclosure on page 82 has been revised to indicate that although they may assist other blank check companies in connection with a business combination in the future, our officers and directors would have a fiduciary obligation to present us with potential targets prior to presenting such potential targets to relationships that are subsequently developed.

39.	Also, please disclose whether officers and directors are free to immediately organize, promote, or become involved with other blank check companies.

The disclosure on page 85 has been revised to indicate that although they may become involved in other blank check companies, they may not become involved in blank check companies that will seek a target with primary operations in the PRC until after the Company has announced a business combination.

40.
Please disclose more information about the specific pre-existing relationships between the company, its officers, directors, and consultants with WR Hambrecht +Co, Marbella Capital Ltd., Marbella Capital Partners, AEX Enterprises Limited, and Hambrecht Eu Capital Management LLC. Please focus on the ownership and affiliation with the company.

A table has been added on page 85 disclosing the interlocking relationships among the Company’s directors and the indicated companies.

Principal Shareholders, page 78

41.	Please revise to disclose the “certain limited exceptions for transfers” noted on page 78.

John Reynolds, Assistant Director November 7, 2007 Page 12

The disclosure on page 87 of the Registration Statement has been revised in accordance with the Staff’s comment.

42.	Please clarify whether a transferee of the founders’ ordinary shares would receive any portion of the liquidation proceeds in the event of a liquidation.

The disclosure on page 86 of the Registration Statement has been revised to indicate that, prior to a business combination, any transferee of the founders’ ordinary shares would be required to waive any right to participate in any liquidating distributions prior to such shares being transferred.

43.	Please disclose the business address of each beneficial owner listed on the table on page 78.

The disclosure on page 86 of the Registration Statement has been revised in accordance with the Staff’s comment.

Private placement warrants, page 84

44.	Please disclose the “certain limited circumstances” whereby AEX Enterprises Limited will be permitted to transfer the private placement warrants.

The disclosure on page 92 of the Registration Statement has been revised in accordance with the Staff’s comment.

Financial Statements, page F-1

45.	Please update the financial statements as required by Item 8 of Form 20-F.

The Company acknowledges the requirement to update its financial statements in accordance with the rules relating to a foreign private issuer. However, since the financial statements are currently less than two months old, the Company does not believe that it is currently required to update such financial statements.

Audit Report, page F-2

46.
We note that the audit report does not include the name of your independent accountant and there is no indication that the report has been signed. Please refer to Rule 2-02 of Regulation S-X, discuss with your independent accountant and revise the report accordingly.

John Reynolds, Assistant Director November 7, 2007 Page 13

The report has been revised to include the name and conformed signature of the Company’s independent accountant.

Note 2 - Summary of Significant Accounting Policies, page F-8

47.	Please revise your disclosure to state your functional currency, and if applicable, your accounting policies regarding foreign currency translation under SFAS 52.

The disclosure in Note 2 has been revised in accordance with the Staff’s comments, after discussion with the Company’s independent accountant.

Note 3 - Proposed Offering, page F-9

48.
Please clarify whether the volatility calculation of 35.4% is the average of volatilities of similar public companies as discussed in paragraph A22 of SFAS 123(R), or whether the sum of the stock prices of the identified companies was used to create an index to calculate volatility. If an index was used, please tell us how you determined that the use of an index was appropriate when comparable public companies appear to exist Tell us whether you calculated volatility using daily historical prices or some other historical interval. Provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. We may have additional comments after reviewing your response.

The disclosure in Note 3 was revised to disclose that volatility was estimated using the average of the standard deviations of the daily trading histories of the 62 companies on the Shanghai Stock Exchange that had a market capitalization between $70 million and $150 million. Attached as Exhibit A to this letter is a schedule listing the applicable companies.

49.	Please revise Management’s Discussion & Analysis to provide disclosures regarding the fair value of the UPO, similar to those provided in the financial statements.

The disclosure on page 57 of the Registration Statement has been revised in accordance with the Staff’s comment.

Exhibits

50.	We note that several of your exhibits, including your legality opinion, have not been filed. Please note we will review and comment upon these agreements when they are filed.

John Reynolds, Assistant Director November 7, 2007 Page 14

Exhibits 4.1, 4.2, 4.3, 4.4, 5.1 and 5.2 have been filed with the Registration Statement.

Exhibit 4.5 - Warrant Agreement

51.
We note your disclosure on page F-9 that in no event will the company be required to net cash settle the warrants. However, the filed warrant agreement does not appear to include such a provision. Please revise your warrant agreement to clarify that the company cannot be required to net cash settle the warrants under any circumstances. Alternatively, please explain why you believe that the provisions of the filed agreement support equity classification of the warrants under paragraph 17 of EITF 00-19.se provide a currently dated consent of the independent accountants in any amendment.

Section 3.3.2 of the warrant agreement has been revised in accordance with the Staff’s comments and re-filed as an Exhibit to the Registration Statement.

Exhibit 23.1

52.	You are reminded that a currently dated consent of the independent accountants with a conformed signature should be included in any amendment to the registration statement.

The Registration Statement contains an updated consent of the Company’s independent accountant.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

Exhibit A

Company	Ticker	STDEV	Market Cap (mm USD)
Xianjiang Tianhong Papermaking Co. Ltd. (SHSE:600419)	600419 CH Equity	0.487160021	72.8053
Anhui Guotong Hi-Tech Pipes Ind (SHSE:600444)	600444 CH Equity	0.363266698	81.4384
Shanghai Huili Building Materials Co. Ltd. (SHSE:900939)	900939 CH Equity	0.199645761	82.038
Chong Qing Wan Li Storage Battery Co Ltd (SHSE:600847)	600847 CH Equity	0.369350056	83.4557
Dalian Shengya Ocean World Co. Ltd. (SHSE:600593)	600593 CH Equity	0.450147661	86.1132
Dongxin Electronical Carbon (SHSE:600691)	600691 CH Equity	0.376281128	87.7814
Taiyuan Tianlong Group Co. Ltd. (SHSE:600234)	600234 CH Equity	0.445971959	90.0431
Jiangsu Lianhuan Pharmaceutical Co. Ltd. (SHSE:600513)	600513 CH Equity	0.398652884	90.4283
Jiangxi Xinxin Industrial Co (SHSE:600373)	600373 CH Equity	0.317422977	90.8911
Shanghai Alfatronics (SHSE:600634)	600634 CH Equity	0.389775975	91.3117
Wuzhou Pearl Star Holdings Co Ltd (SHSE:600873)	600873 CH Equity	0.26462109	93.2976
Jiangsu Gaochun Ceramics (SHSE:600562)	600562 CH Equity	0.35524718	93.7167
USTC Chuangxin Co. Ltd. (SHSE:600551)	600551 CH Equity	0.706039184	93.9979
Butone Information Corporation (SHSE:600455)	600455 CH Equity	0.482902151	94.1329
Xiamen Eagle Group Co. Ltd. (SHSE:600711)	600711 CH Equity	0.449555081	96.0793
Shandong Huayang Technology Co. Ltd. (SHSE:600532)	600532 CH Equity	0.255131063	97.2938
Dalian Bingshan Rubber (SHSE:600346)	600346 CH Equity	0.37407892	97.3096
Hubei Hongcheng General Machinery (SHSE:600566)	600566 CH Equity	0.381732496	99.5056
Yibin Paper Industry Co., Ltd. (SHSE:600793)	600793 CH Equity	0.286630075	100.2327
Anhui Leimingkehua Co. Ltd. (SHSE:600985)	600985 CH Equity	0.319888895	102.4458
Zhejiang Holley Technology Co. Ltd. (SHSE:600097)	600097 CH Equity	0.331143152	102.5679
Liaoyuan Deheng Co. Ltd. (SHSE:600699)	600699 CH Equity	0.241455962	103.1253
Wuhan Double Co. Ltd. (SHSE:600136)	600136 CH Equity	0.413569299	103.6984
Chengdu Xuguang Electronics Co. Ltd. (SHSE:600353)	600353 CH Equity	0.326218292	106.1443
Tongling Suntech Co. Ltd. (SHSE:600520)	600520 CH Equity	0.352576014	107.4508
Guangzhou Baolong Special Vehicle Co Ltd (SHSE:600988)	600988 CH Equity	0.335747707	107.8839
Zhejiang Furun Co. Ltd. (SHSE:600070)	600070 CH Equity	0.328731601	109.1707
Xinjiang Bai Hua Cun Co Ltd (SHSE:600721)	600721 CH Equity	0.426008834	110.4171
Zhejiang King Refrigeration Industry Co. Ltd. (SHSE:600340)	600340 CH Equity	0.250065987	112.7784
Mianyang Gao Xin Industrial Development (Group) Inc. (SHSE:600139)	600139 CH Equity	0.435945875	113.8928
Shandong Jintai Group (SHSE:600385)	600385 CH Equity	0.376078791	114.7419
Yunnan Malong Chemicals & Construction Co., Ltd. (SHSE:600792)	600792 CH Equity	0.229477654	116.1457
Yunnan Jingu Forestry Co.Ltd. (SHSE:600265)	600265 CH Equity	0.350165461	118.234
Shanghai Tongda Venture Capital Co. Ltd. (SHSE:600647)	600647 CH Equity	0.383714143	118.9341
Anhui Sun Create Electronics (SHSE:600990)	600990 CH Equity	0.520695207	120.1809
Hunan Liuyang Fireworks Co. Ltd. (SHSE:600599)	600599 CH Equity	0.555318285	122.1021
Liaoning Times Garments Imp/Exp Inc. (SHSE:600241)	600241 CH Equity	0.409223498	123.8815
Ningbo Fubang Jingye Group Co. Ltd. (SHSE:600768)	600768 CH Equity	0.287980937	125.5427
Anhui Fangxing Science & Technology Co., Ltd. (SHSE:600552)	600552 CH Equity	0.376503513	125.7549
Wuhan Winowner Group Co., Ltd. (SHSE:600681)	600681 CH Equity	0.351439271	126.2602
Zhejiang HSD Industrial Co. Ltd. (SHSE:600687)	600687 CH Equity	0.317304888	126.6537

Company	Ticker	STDEV	Market Cap (mm USD)
Dingsheng Tiangong Construction Machinery Corporation (SHSE:600335)	600335 CH Equity	0.366467073	126.9607
Shanghai Synica Co. Ltd. (SHSE:600490)	600490 CH Equity	0.268581009	127.5674
Xinzhi Sci. & Tech Co., Ltd (SHSE:600503)	600503 CH Equity	0.659163551	128.8472
Hubei Quianjiang Pharmaceutical Co (SHSE:600568)	600568 CH Equity	0.314330596	131.7034
Liooning Guoneng Gp Joint Stock Co (SHSE:600077)	600077 CH Equity	0.290555773	132.3182
Yunnan Dali Baoshiu Tech (SHSE:600794)	600794 CH Equity	0.428820143	134.0264
Bgrimm Magnetic Materials & Technol (SHSE:600980)	600980 CH Equity	0.273664629	134.7435
Tibet Summit Industry Co., Ltd. (SHSE:600338)	600338 CH Equity	0.338027119	139.4103
Huda Technology & Education Dev Co (SHSE:600892)	600892 CH Equity	0.664504201	139.536
Henan Bingxiong Fresh-Preservation Equipment Co. Ltd. (SHSE:600753)	600753 CH Equity	0.289599846	141.4701
Beijing Tianlong Co (SHSE:600658)	600658 CH Equity	0.320604122	141.7622
Hangzhou Tian-Mu-shan Pharmaceutical Enterprise Co.Ltd. (SHSE:600671)	600671 CH Equity	0.252848278	143.9322
Guangdong Guanhao High-Tech Co. Ltd. (SHSE:600433)	600433 CH Equity	0.229111711	144.2623
Shanxi Yabao Pharmaceutical Group Co. Ltd. (SHSE:600351)	600351 CH Equity	0.239552665	144.8465
Dongan Heibao Co Ltd (SHSE:600760)	600760 CH Equity	0.243442491	146.5361
Wuhan Hanshang Group Co., Ltd. (SHSE:600774)	600774 CH Equity	0.229257684	147.0181
Jiangxi Hongcheng Waterworks (SHSE:600461)	600461 CH Equity	0.207368285	147.6996
Gansu Dunhuang Seed Co. Ltd. (SHSE:600354)	600354 CH Equity	0.31105043	147.7602
Changchun Department Jituan Store Co. Ltd. (SHSE:600856)	600856 CH Equity	0.221428412	147.7787
Nanning Department Store Co., Ltd. (SHSE:600712)	600712 CH Equity	0.305111744	148.4208
Fujian Fengzhu Textile Science & Technology Co Ltd (SHSE:600493)	600493 CH Equity	0.206778483	149.458

Average Volatility		0.353760224